**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

# FORM 8-K

**CURRENT REPORT**
**PURSUANT TO SECTION 13 OR 15(D) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): **July 1, 2009**

# INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

| **Delaware** | **010306** | **58-1407235** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**96 Cummings Point Road, Stamford, CT 06902**
(Address of Principal Executive Offices) (Zip Code)

**(203) 358-8000**
(Registrant's telephone number, including area code)

**Not Applicable**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02**    **Departure of Directors or Certain Officers, Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(e)

On July 1, 2009, Independence Holding Company (the "Company") and IHC Health Solutions, Inc., a Delaware corporation entered into an Amended and Restated Executive Employment Agreement with Mr. Jeffrey C. Smedsrud. The agreement provides for an initial term of two years, but will automatically be renewed for successive periods of one year unless either the Company or Mr. Smedsrud provides notice to the other, at least 90 days in advance of the agreement's termination, that it will not be so renewed. Under the terms of the agreement, Mr. Smedsrud's base salary is $329,600 per year. Furthermore, Mr. Smedsrud is eligible to receive an annual cash bonus, in amount to be determined at the discretion of the Company. In addition, the Company will pay to Mr. Smedsrud $27,400 per year for the business-related use of certain Arizona real property owned by Mr. Smedsrud, annual dues and incidental expenses for business purposes at Bearpath Country Club not to exceed $20,400 per year, and an auto allowance for business related car use not to exceed $16,400 annually.

Under the terms of the agreement, if Mr. Smedsrud is terminated pursuant to a "Qualifying Termination", as defined in the agreement, he (or his estate) is entitled to receive severance pay equal to his base salary for a period of time equal to the greater of (i) 12 months or (ii) the natural expiration of the applicable term of the agreement. Such severance pay is subject to certain terms and conditions, including Mr. Smedsrud's adherence to the non-compete, non-solicitation and non-disclosure provisions of the agreement.

**Item 9.01.**    **Financial Statements and Exhibits.**

(d)    Exhibits.  The following exhibit is being furnished as part of this Report.

10.1    Amended and Restated Executive Employment Agreement by and among Independence Holding Company, IHC Health Solutions, Inc. and Mr. Jeffrey C. Smedsrud

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

Dated:  July 8, 2009

By:  /s/ Adam C. Vandervoort
Name: Adam C. Vandervoort
Title:  Vice President, General Counsel and Secretary